May 2022 Industry Leading Provider of Outsourced Semiconductor Assembly, Test & Bumping Services Q1’22 Results Conference Exhibit 99.2

Safe Harbor Notice This presentation contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategies, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors, including the ongoing impact of COVID-19. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC. 2

Agenda Welcome Q1’22 Operating Results S.J. Cheng Q1’22 Financial Results Silvia Su Q2’22 Business Outlook S.J. Cheng Q&A

Q1’22 Operating Results

Revenue: NT$6,725.2M (QoQ -1.0%, YoY +4.0%) Gross Margin: 25.0% (QoQ: -1.0ppts, YoY: +0.8ppts) Revenue & Gross Margin 5

Utilization Rate 6 Q1’22: 69% Q4’21: 67% Q1’21: 95% Q1’22: 86% Q4’21: 83% Q1’21: 88% Q1’22: 87% Q4’21: 78% Q1’21: 81% Q1’22: 79% Q4’21: 76% Q1’21: 86% Q1’22: 73% Q4’21: 80% Q1’21: 81% Note: To effectively reflect changes in product characteristic and mix, the utilization calculation target of manufacturing site, which output calculated by wafer quantity, was changed to run time from wafer quantity since Q1’22.

Q1’22 Revenue Breakdown Product Manufacturing Site

Revenue Breakdown － Memory 8 Q1’22: 40.7% (QoQ: +0.7%, YoY: -2.4%)

Revenue Breakdown － DDIC + Gold Bump 9 Q1’22: 49.4% (QoQ: -1.1%, YoY: +9.7%)

Revenue Breakdown － Application 10 DDIC & Gold bump Memory & Mixed-signal Content Performance of Q1’22 Smart Mobile 30.7% TV 17% Computing 9.6% Auto/Industrial 16.7% Consumer 26% Smart phone Wearable UHD/4K TV 8K TV OLED TV NB/Tablet PC / Server SSD In-car infotainment ADAS / sensor Game Smart speaker DSC, STB TWS

Q1’22 Financial Results

Consolidated Operating Results Summary

Consolidated Statements of Comprehensive Income Note (1) : QoQ: Difference mainly due to the decrease of share of profit of associates accounted for using equity method of NT$240M and the increase of financial costs of NT$3M and partially offset by the increase of foreign exchange gains of NT$154M. YoY: Difference mainly due to the increase of the foreign exchange gains of NT$152M and share of profit of associates accounted for using equity method of NT$58M and partially offset by the decrease of gain on valuation of financial assets at fair value through profit or loss of NT$6M.

Consolidated Statements of Financial Position & Key Indices

Consolidated Statements of Cash Flows Note (1): Difference mainly due to the increase of operating profit of NT$73M, depreciation expenses of NT$61M and the decrease of CapEx of NT$486M and partially offset by the increase of income tax expense of NT$11M .

Capital Expenditures & Depreciation CapEX: NT$624.1M Depreciation: NT$1,188.2M

Q2’22 Business Outlook

Global inflation and higher raw materials costs impact end demand Geopolitics and China Lock-downs could impact consumer confidence and semiconductor supply chain Cautiously improve with healthy demand continuing in Q2 Memory: DRAM: Momentum remains healthy Flash: Customers re-stocking inventory; Heathy demand momentum DDIC: OLED and automotive panel demand remains firm Continuous high UT level of high end test capacity Strategically extend test capacity; Sign take or pay contracts Market & Business Outlook

Q&A https://www.chipmos.com